EXHIBIT 4.16
                                                     ------------

                                       Prudential Capital Group
                                       Corporate Finance
                                       Two Prudential Plaza, Suite 5600
                                       Chicago, Illinois  60601-6716
                                       Tel 312-540-0931
                                       Fax 312-540-4222



                                  May 30, 2003


John B. Sanfilippo & Son, Inc.
2299 Busse Road
Elk Grove Village, Illinois 60007
Attn: Jasper B. Sanfilippo, President

Ladies and Gentlemen:

     Reference is made to that certain Second Amended and Restated Note Agreement dated as of January 24, 1997 (as amended from time to time, the "Note Agreement"), between John B. Sanfilippo & Son, Inc., a Delaware corporation (the "Company"), and The Prudential Insurance Company of America ("Prudential"), pursuant to which the Company issued and sold and Prudential purchased the Company's Series A, B, C, D, E and F Senior Notes in the original principal amounts of $4,000,000, $6,000,000, $4,000,000, $3,000,000, $8,000,000 and
$10,000,000, respectively. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Agreement.

     The Company has requested that Prudential agree to modifications to the Note Agreement. Subject to the terms and conditions hereof, and effective upon the satisfaction of the conditions set forth herein, Prudential is willing to agree to such request. Accordingly, and in accordance with the provisions of paragraph 11C of the Note Agreement, the parties hereto agree as follows:

SECTION 1. Amendments to the Note Agreement. From and after the time specified in Section 4 hereof, Prudential and the Company agree that the Note Agreement shall be amended as follows:

     1.1 Paragraph 6 of the Note Agreement is amended and restated in its entirety as follows:

	6.	NEGATIVE COVENANTS  So long as any Note shall
remain unpaid, the Company agrees to observe and perform for the benefit of the holders of the Notes each of the negative covenants set forth below:

	6A.	Encumbrances  The Company shall not, and shall
not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any security interest, mortgage, pledge, lien, levy, assessment, attachment, seizure, writ, distress warrant, or other encumbrance of any nature whatsoever on or with regard to any of its assets other than: (a) Liens securing the payment of taxes, either not yet due or the validity of which is being contested in good faith by appropriate proceedings, and as to which the Company or such Subsidiary shall, if appropriate under Generally Accepted Accounting Principles, have set aside on its books and records adequate reserves; (b) Liens securing deposits under workmen's compensation, unemployment insurance, social security and other similar laws, or securing the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or securing indemnity, performance or other similar bonds for the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or securing statutory obligations or surety or appeal bonds, or securing indemnity, performance or other similar bonds in the ordinary course of business; (c) zoning restrictions, easements, licenses, covenants and other restrictions affecting the use of the Company's or a Subsidiary's real property, and other liens, security interests and encumbrances on property which are subordinate to any liens and security interests of the holders of the Notes and which do not, in the Required Holder(s)' reasonable determination (i) materially impair the use of such property or (ii) materially lessen the value of such property for the purposes for which the same is held by the Company or such Subsidiary; (d) purchase money security interests securing indebtedness permitted to be incurred under clause (e) of paragraph 6D; (e) any Liens in favor of the holders of the Notes and liens, security interests and other encumbrances existing by operation of law securing the Notes, and (f) Liens granted prior to March 27, 1996 to secure payment of Indebtedness of the type permitted and described in clause (b) of paragraph 6D.

        6B.	Consolidations, Mergers or Acquisitions  The
Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Required Holder(s), recapitalize or consolidate with, merge with, or otherwise acquire all or substantially all of the assets or properties of any other Person. The Company shall not have any Subsidiaries other than JBS, and JBS shall not have any Subsidiaries.

        6C.	Deposits, Investments, Advances or Loans  The
Company shall not, and shall not permit any of its Subsidiaries to, make or permit to exist deposits, investments, advances or loans in or to Affiliates or any other Person, except: (a) investments in short-term direct obligations of the United States Government; (b) investments in negotiable certificates of deposit issued by a bank satisfactory to the Required Holder(s) in their reasonable determination, made payable to the order of the Company, any Subsidiary or to bearer; (c) loans to officers, directors, partners, employees or Affiliates as and when permitted by paragraph 6H; and (d) demand deposits held by a bank satisfactory to the Required Holder(s) in their reasonable discretion. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to, make or permit to exist deposits or investments in Margin Accounts.

        6D.	Indebtedness  The Company shall not, and shall
not permit any of its Subsidiaries to, incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness, direct or indirect, fixed or contingent, except: (a) Indebtedness under the Bank Agreement; (b) Indebtedness existing as of March 27,
1996 which is identified in Exhibit I hereof (exclusive of Indebtedness of the Company's Subsidiaries owing to the Company); (c) obligations secured by liens or security interests permitted under paragraph 6A or contingent obligations permitted under paragraph 6E; (d) trade obligations and normal accruals in the ordinary course of business not yet due and payable, or with respect to which the Company or any Subsidiary is contesting in good faith the amount or validity thereof by appropriate proceedings, and then only to the extent that the Company or such Subsidiary has set aside on its books adequate reserves therefor, if appropriate under Generally Accepted
Accounting Principles; (e) other Indebtedness secured by liens permitted under clause (d) of paragraph 6A, not exceeding $1,500,000 in the aggregate during any one Fiscal Year; and (f) other unsecured Indebtedness, including capitalized leases, not exceeding the lesser of (i)
$2,000,000 or (ii) $3,500,000 less the amount of
Indebtedness incurred under the preceding clause (e). JBS shall not directly receive the proceeds of any Loan (as defined in the Bank Agreement).

        6E.	Guarantees and Other Contingent Obligations  The
Company shall not, and shall not permit any of its Subsidiaries to, guarantee, endorse or otherwise in any way become or be responsible for obligations of any other
Person, whether by agreement to purchase the indebtedness of such Person or through the purchase of goods, supplies or services, or maintenance of working capital or other balance sheet covenants or conditions, or by way of stock purchase, capital contribution, advance or loan for the purpose of paying or discharging any indebtedness or obligation of such Person or otherwise, except: (a) for endorsements of negotiable instruments for collection in the ordinary course of business; (b) that the Company or any Subsidiary may indemnify its officers and directors to the extent permitted under the laws of the State in which the Company or such Subsidiary is organized; (c) guaranties and other contingent obligations not exceeding $1,000,000 in the aggregate during any one Fiscal Year; and (d) guaranties by JBS of the Notes and of the Teachers
Indebtedness.

        6F.	Disposition of Property  The Company shall not,
and shall not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties, assets or rights, to any Person, except: (a) in the ordinary course of the Company's or such Subsidiary's business; or (b) sales of obsolete, worn out or unusable assets.

        6G.	Capital Expenditure Limitations  Company shall
not, and shall not permit any of its Subsidiaries to, purchase, invest in or otherwise acquire (including acquisitions through capitalized leases) additional real estate, equipment or other fixed assets in any Fiscal Year in an amount in excess of $12,000,000 in the aggregate for the Company and its Subsidiaries in any such Fiscal Year.

        6H.	Loans to Affiliates  The Company shall not, and
shall not permit any of its Subsidiaries to, make any loans to any of its officers, directors, Affiliates or shareholders, except for (a) advances for travel and expenses to its officers, directors or employees in the ordinary course of business; and (b) loans (including obligations under existing split-dollar life insurance contracts) to its officers, directors or employees not exceeding $2,500,000 in the aggregate at any one time outstanding.

        6I.	Distributions, Prepayments of Debt  The Company
shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (a) redeem any of its shares of capital stock; (b) declare any dividends in any year on any class of its capital stock, except that during each Fiscal Year, the Company may make, declare and pay dividends to its shareholders in amounts up to the lesser of (i) 25% of the Company's consolidated net income during the previous Fiscal Year, or (ii) $5,000,000; or (c) prepay, redeem, purchase or deposit funds for the prepayment, redemption or purchase of any principal, interest or other obligations related to any Indebtedness of the Company for borrowed money, other than the Notes and the Bank Obligations.

        6J.	Change of Control; Amendment of Organization
Documents The Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction which would result in the failure of Jasper B. Sanfilippo and Mathias Valentine, their respective immediate family members, and certain trusts created for the benefit of their respective sons and daughters to own, in the aggregate, shares of voting stock of the Company, on a fully diluted basis, representing the right to elect a majority of the directors of the Company. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction which would result in the failure of the Company to own directly and beneficially, 100% of the outstanding shares of all classes of common stock of JBS. The Company shall not, and shall not permit any of its Subsidiaries to, amend its articles or certifi-cate of incorporation, bylaws or any other agreement, instrument or document affecting its organization, management or governance, without the prior written consent of the Required Holder(s), which consent shall not be unreasonably withheld; provided, however, that so long as no liability to the Company shall ensure therefrom, and so long as any and all assets then owned by JBS shall be transferred to the Company, the holders of the Notes hereby consent to the dissolution of JBS at any time the Company elects to do so.

        6K.	Use of Names  Except to the extent that the
holders of the Notes have been notified in advance, the Company shall not, and shall not permit any of its Subsidiaries to, use any corporate names (as distinguished from brand names) other than John B. Sanfilippo & Son, Inc., Sunshine Nut Co., Inc., Midwest Nut & Seed, Inc., The
Home Economist, JBS International, Inc. and Quantz
Acquisition, Co., Inc., nor shall the Company change any of said names.

        6L. 	Payment of Certain Debt  The Company shall not,
and shall not permit any of its Subsidiaries to, directly or indirectly, pay, prepay, redeem or purchase, or deposit funds or property for the payment, prepayment, redemption or purchase of the indebtedness of the Company which is subordinated to the payment of any portion of the Notes, except that the Company may make scheduled payments to the extent such payments do not conflict with any terms of subordination applicable thereto. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, prepay, redeem or purchase, or deposit funds or property for the prepayment, redemption or purchase of the Teachers Indebtedness.

        6M.	Amendments to Certain Documents.  The Company
will not consent to or permit any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to, the Teachers Note
Agreement, the Bank Agreement or any document or instrument evidencing or applicable to any Subordinated Debt, other than any amendment, supplement or other modification which:

                (i) extends the date or reduces the amount of any required repayment or redemption,

                (ii)  causes the terms and provisions of such
        agreement, document or instrument to conform to and in any case not conflict with the terms and provisions of this Agreement, or

                (iii) solely with respect to the Bank Agreement and subject to the terms of paragraph 6O, increases the principal amount of Indebtedness thereunder or pricing applicable thereto if no default or event of default shall be continuing hereunder or under the Bank Agreement at the time (or immediately prior to the time) such amendment, supplement or modification is entered into (or series of related amendments, modifications or supplements entered into in concert), without, in all cases, the consent of the Required
Holder(s), which consent shall not be unreasonably withheld or delayed. Without limiting the generality of the foregoing, the Company will not consent to or permit any amendment, supplement or other modification which has the effect of (i) increasing the interest rate or fees under such agreement (other than the Bank Agreement to the extend permitted by the immediately preceding sentence), (ii) increasing the amount of obligations of the Company or any Subsidiary under such agreement (other than the Bank
Agreement to the extend permitted by the immediately preceding sentence), (iii) amending the financial covenants contained in such agreement or (iv) with respect to the Teachers Note Agreement, permitting any prepayment of obligations under such agreement. The Company shall not, and shall not permit any of its Subsidiaries to, amend the Bainbridge Bond Documents or the Bainbridge Loan Documents without the prior written consent of the Required
Holder(s).

	6N. 	Fiscal Year  The Company shall not, and shall not
permit any of its Subsidiaries to, change its Fiscal Year without the prior written consent of the Required
Holder(s).

	6O.	Financial Covenants and Ratios.  The Company
shall not permit:

	(a) 	as of the end of each month, Tangible Net Worth
to be less than $95,000,000, plus for each Fiscal Year beginning with the Fiscal Year 2003, 50% of the aggregate cumulative annual positive net income of the Company and its Subsidiaries during the previous Fiscal Year (with no deductions for annual losses);

	(b) 	as of the end of each month, the Working Capital
Ratio to be less than 1.5 to 1.0;

	(c) 	as of the end of each fiscal quarter, and
measured on a rolling four quarter basis, EBITDA to be less than (i) during Fiscal Year 2003, $25,000,000, (ii) during
Fiscal Year 2004, $28,000,000, and (iii) beginning with the first fiscal quarter of Fiscal Year 2005 and at all times thereafter, $30,000,000;

	(d) 	as of the end of each month, Working Capital to
be less than $50,000,000;

	(e) 	as of the end of each fiscal quarter, and
measured on a rolling four quarter basis, the Leverage
Ratio to be more than 3.50 to 1.00;

	(f) 	as of the end of each fiscal quarter, and
measured on a rolling four quarter basis, the Fixed Charge
Coverage Ratio to be less than 1.20 to 1.00; and

	(g)	total assets of the Company on an unconsolidated
basis to be less than 75% of total assets of the Company and its Subsidiaries on a consolidated basis at any time.

1.2	The following definitions appearing in paragraph 10B of the
Note Agreement are amended and restated in their entirety as follows:

	"Bank Agent" shall mean U.S. Bank National
Association, a national banking association (as successor to U.S. Bancorp Ag Credit, Inc., a Colorado corporation) in its capacity as agent under the Bank Agreement.

	"Bank Agreement" shall mean that certain Credit
Agreement dated as of March 31, 1998 by and among the Company, JBS, Sunshine and Quantz, the financial institutions named on the signature page thereto, and the Bank Agent, as agent for such financial institutions, together with the "Financing Agreements" (as defined therein), all as amended, modified and in effect from time to time pursuant to the terms hereof.

	"Banks" shall mean the Bank Agent and each other financial institution named on the signature page to the Bank Agreement, and their respective successor and assigns and any together party that becomes a lender under the Bank
Agreement.

	"Fixed Charge Coverage Ratio" shall mean, for the then preceding four fiscal quarters, the ratio of the aggregate amount: (a) Unallocated Cash Flow, plus (b) the aggregate cash interest paid during such period of by the Company and its Subsidiaries; divided by (c) (i) the aggregate amount of principal paid (or due to be paid if not paid on or before the original due date) by the Company and its Subsidiaries during such period with respect to long term debt (excluding capitalized or synthetic leases), excluding payments that were due and counted as of their original due date, plus (ii) the aggregate amount of cash interest paid by the Company and its Subsidiaries during such period (excluding implicit interest expense on capitalized or synthetic leases). For purposes of calculating the Fixed Charge Coverage Ratio, the Company and its Subsidiaries shall consider all payments made on subordinated debt to be normalized to an annual amount of $1,500,000 based on a ten
(10) year amortization schedule.

	"Funded Debt" shall mean, for the then preceding four quarters, the aggregate amount of the outstanding principal amount of all interest bearing indebtedness for borrowed money (including without limitation, capitalized leases) of the Company and its Subsidiaries. For purposes of calculating Funded Debt, the outstanding principal amount of Loans (as defined in the Bank Agreement), as of any date of determination, shall be computed by averaging the outstanding balance thereof as of the last day of the month for each of the then preceding twelve months.

	"Tangible Net Worth" shall mean as of any particular date, the difference between: (a) the aggregate total assets of the Company and its Subsidiaries as they would normally be shown on a balance sheet in accordance with Generally Accepted Accounting Principles, adjusted by deducting: (i) all values attributable to general intangibles, as determined in accordance with Generally Accepted Accounting Principles, and by deducting (ii) Accounts due from Affiliates with no further adjustment required for Accounts due from Affiliates already eliminated in combination except Accounts due from Affiliates which the Company or any of its Subsidiaries could legally collect by setoff against Accounts due to Affiliates; and (b) the aggregate total liabilities of the Company and its Subsidiaries as they would normally be shown on a balance sheet, adjusted by adding as liabili-ties: (i) all capitalized leases and guarantees of the indebtedness of Affiliates, with no further adjustment required for guaranteed indebtedness already included in the balance sheet, and by deducting from liabilities: (ii) any and all liabilities which are expressly subordinated on terms satisfactory to the holders of the Notes (it being agreed that the current terms of subordination are and shall remain acceptable to the holders of the Notes).

1.3	The following definitions are added to paragraph 10B of the
Note Agreement in their alphabetically proper place:

	"Accounts" shall mean all present and future rights
(including without limitation, rights under any Margin
Accounts) of the Company or any of its Subsidiaries to payment for Inventory or other goods sold or leased or for services rendered, which rights are not evidenced by instruments or chattel paper, regardless of whether such rights have been earned by performance.

	"Bainbridge Bond Documents" shall mean all agreements, instruments and documents as now in effect and executed or delivered in connection with the Bainbridge Indenture, and as the same may be amended, replaced, restated and/or supplemented from time to time hereafter, including without limitation, the Bainbridge Loan Agreement.

	"Bainbridge Indenture" shall mean that certain Trust Indenture dated as of June 1, 1987 between the Decatur County - Bainbridge Industrial Development Authority and Trust Company Bank, as now in effect and as the same may be amended, replaced, restated and/or supplemented from time to time hereafter.

	"Bainbridge Loan Agreement" shall mean that certain
Loan Agreement dated as of June 1, 1987, between the Decatur County - Bainbridge Industrial Development
Authority and the Company, as now in effect and as the same may be amended, replaced, restated and/or supplemented hereafter.

	"Bainbridge Loan Documents" shall mean all agreements, instruments and documents executed or delivered in connection with the Bainbridge Loan Agreement, as now in existence and as the same may be amended, replaced, restated and/or supplemented from time to time.

	"EBITDA" shall mean, for the then preceding four fiscal quarters, the aggregate net income of the Company and its Subsidiaries before provision for income taxes, interest expense (including without limitation, implicit interest expense on capitalized leases), depreciation, amortization and other non-cash expenses or charges
(including (i) any non-cash charges associated with FAS 142 adjustments, and (ii) any one-time slotting fees or distribution allowances), excluding (to the extent otherwise included): (a) non-operating gains (including without limitation, extraordinary or nonrecurring gains, gains from discontinuance of operations and gains arising from the sale of assets other than Inventory or property, plant and equipment) during the applicable period; and (b) similar non-operating losses during such period.

	"Inventory" shall mean any and all goods which shall at any time constitute "inventory" or "farm products" (in each case, as defined in the Uniform Commercial Code as in effect in the State of Colorado) of the Company and its Subsidiaries, wherever located (including without limitation, goods in transit), or which from time to time are held for sale, lease or consumption, furnished under any contract of service or held as raw materials, work in process, finished inventory or supplies (including without limitation, packaging and/or shipping materials).

	"JBS" shall mean JBS International, Inc., a Barbados corporation.

	"Leverage Ratio" shall mean, for the then preceding four fiscal quarters, the ratio: (a) Funded Debt, divided by (b) EBITDA.

	"Margin Accounts" shall mean all futures contracts or funds and other property related to such futures contracts, which the Company, any of its Subsidiary or any authorized attorney-in-fact of the Company or any of its Subsidiary may acquire, accumulate, withdraw or pay out, and which may be held with any broker, including without limitation, any balance credited to any Margin Account upon its closing.

	"Working Capital" shall mean as of any particular date, the amount of the aggregate current assets of the Company and its Subsidiaries, less the aggregate current liabilities of the Company and its Subsidiaries determined in accordance with Generally Accepted Accounting
Principles, adjusted by deducting: (i) all values attributable to general intangibles, as determined in accordance with Generally Accepted Accounting Principles;
and by deducting (ii) Accounts due from Affiliates with no further adjustment required for Accounts due from Affiliates already eliminated in combination except
Accounts due from Affiliates which the Company or any of its Subsidiaries could legally collect by setoff against Accounts due to Affiliates, and treating as equity any and all liabilities which are expressly subordinated on terms satisfactory to the holders of the Notes (it being agreed that the current terms of subordination are and shall remain acceptable to the holders of the Notes).

	"Working Capital Ratio" shall mean as of any particular date, the ratio of the aggregate current assets of the Company and its Subsidiaries, to the aggregate current liabilities of the Company and its Subsidiaries determined in accordance with Generally Accepted Accounting
Principles, treating all amounts currently owing to Affiliates as current liabilities and giving no value as assets to any amounts currently owing from Affiliates.

	"Unallocated Cash Flow" shall mean, for any period of determination, (a) EBITDA during such period, plus (b) the aggregate amount of net new long term debt incurred by the Company and its Subsidiaries during such period, plus (c) the aggregate amount of net capital contributions made to the Company and its Subsidiaries during such period, minus
(d) the aggregate amount of cash income taxes paid by the Company and its Subsidiaries during such period, minus (e) the aggregate amount of cash dividends paid by the Company and its Subsidiaries during such period, minus (f) the aggregate amount of cash interest paid by the Company and its Subsidiaries during such period, minus (g) the aggregate amount of the lesser of (i) depreciation, or (ii) actual capital expenditures, in each case of the Company and its Subsidiaries during such period.

1.4	The following definitions appearing in paragraph 10B of the
Note Agreement are deleted in their entirety: "Current Ratio," "Funded Indebtedness," "Permitted Liens," "Rolling Fixed Charge Coverage
Ratio," "Senior Funded Indebtedness," "Subordinated Funded
Indebtedness," and "Total Capitalization."

SECTION 2.	Consent.  Subject to the complete satisfaction of all
of the conditions set forth in Section 4 below, pursuant to paragraph 6M of the Note Agreement, Prudential hereby consents to that certain Fourth Amendment to Credit Agreement dated as of May 30, 2003 by and among the Company, JBS, the Bank Agent and the Banks.

SECTION 3.	Representations, Warranties and Covenant. The Company
represents and warrants to Prudential that, after giving effect hereto
(a) each representation and warranty set forth in paragraph 8 of the Note Agreement is true and complete in all material respects as of the date of the execution and delivery of this letter agreement by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and complete in all material respects as of such earlier date), (b) no Event of Default or Default exists, (c) each of the representations and warranties made by the Company, and, if applicable, any Subsidiary in the Credit Agreement is true and complete in all material respects as of the date of the execution and delivery of this letter agreement by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and complete in all material respects as of such earlier date), (d) the Company has paid a fee of $145,000 to the Bank Agent and the Banks with respect to the amendment and consent referred to in clauses (iii) and (iv) of Section 4(a) below and the Company has not paid or agreed to pay, and the Company will not pay or agree to pay, any other fees or other consideration to any Person for or with respect to such amendment and consent, and (e) the Company has not paid or agreed to pay, and the Company will not pay or agree to pay, any fees or other consideration to any Person for or with respect to the consent referred to in clause (v) of Section 4(a) below.

SECTION 4.	Effectiveness.  The amendments described in Section 1
above and the consent described in Section 2 above shall become effective on the date (the "Effective Date") when each of the following conditions has been satisfied in a manner satisfactory in form and substance to Prudential:

        (a)     Prudential has received the following documents:

                (i) counterparts of this letter agreement duly executed by the Company;

                (ii) a consent of guarantor, dated the date hereof, duly executed by JBS International, Inc., in the form attached hereto as Exhibit A;

                (iii) a certified copy of an amendment to the Bank Agreement and all agreements, instruments and documents executed in connection therewith, in form and substance satisfactory to Prudential;

                (iv) a consent duly executed by the Bank Agent and each Bank and dated the date hereof, in the form attached hereto as Exhibit B;

                (v) a consent duly executed by Teachers and dated the date hereof, in the form attached hereto as Exhibit C; and

                (vi) that certain letter agreement regarding setoff rights dated March 31, 1998 by and among Prudential, Teachers, the Bank Agent and the Banks shall be in full force and effect;

        (b) all corporate and other proceedings in connection with the transactions contemplated by this letter agreement shall be satisfactory to Prudential and its counsel, and Prudential shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request;

        (c) Prudential has received payment of all costs and expenses of Prudential (including reasonable fees and disbursements of special counsel to Prudential) in connection with this letter agreement and the transactions contemplated hereby.

SECTION 5.	Reference to and Effect on Note Agreement.  Upon the
effectiveness of this letter agreement, each reference in the Note Agreement or any other document, instrument or agreement to the "Note Agreement" shall mean and be a reference to the Note Agreement as modified by this letter agreement. Except as specifically set forth in Section 1 hereof, the Note Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

SECTION 6.	Expenses.  The Company hereby confirms its obligations
under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by Prudential, all reasonable out-of-pocket costs and expenses, including attorneys' fees and expenses, incurred by Prudential in connection with this letter agreement or the transactions contemplated hereby, in enforcing any rights under this letter agreement, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this letter agreement or the transactions contemplated hereby. The obligations of the Company under this
Section 6 shall survive transfer by Prudential of any Note and payment of any Note.

SECTION 7.	Governing Law.  THIS LETTER AGREEMENT SHALL BE
CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS OF SUCH STATE WHICH WOULD OTHERWISE CAUSE THIS LETTER AGREEMENT TO BE CONSTRUED OR ENFORCED OTHER THAN IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

SECTION 8.	Counterparts; Section Titles.  This letter agreement
may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. The section titles contained in this letter agreement are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

                                      Very truly yours,

                                      THE PRUDENTIAL INSURANCE COMPANY
                                      OF AMERICA

                                      By: /s/ MATHEW DOUGLASS
                                          -------------------
                                          Title:  Vice President

AGREED AND ACCEPTED:

JOHN B. SANFILIPPO & SON, INC.

By: /s/ MICHAEL J. VALENTINE
    ------------------------
Title: Chief Financial Officer